SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                                 (Amendment No. 1)

                     Under the Securities Exchange Act of 1934


                           KOLL REAL ESTATE GROUP, INC.
                                 (Name of Issuer)


                  Class A Common Stock, par value $.05 per share
                          (Title of Class of Securities)

                                     500434105
                                  (CUSIP Number)


                                  Daniel R. Tisch
                               Mentor Partners, L.P.
                                  499 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                 December 2, 1994
              (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)








         CUSIP No. 500434105

          (1)  Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

                Mentor Partners, L.P.        06-126-0469

          (2)  Check the Appropriate Row if a Member of a Group
               (a)
               (b) X

          (3)  SEC Use Only

          (4)  Sources of Funds
                 WC
          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

          (6)  Citizenship or Place of Organization
                 Delaware

                              (7)  Sole Voting Power
                                          4,380,000 shares

               Number of
               Shares
               Beneficially   (8)  Shared Voting Power
               Owned by
               Each           (9)  Sole Dispositive Power
               Reporting                  4,380,000 shares
               Person With

                             (10)  Shared Dispositive Power

         (11)  Aggregate Amount Beneficially Owned by Each Reporting
               Person   4,380,000 shares

         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

         (13)  Percent of Class Represented by Amount in Row (11)
                 Approximately 8.9%

         (14)  Type of Reporting Person
                  PN















                   This Statement amends and supplements the statement

         on Schedule 13D filed with the Securities and Exchange

         Commission (the "Commission") on June 13, 1994 (the "Schedule

         13D"), by Mentor Partners, L.P., a Delaware limited

         partnership (the "Partnership"), relating to the Class A

         Common Stock, par value $.05 per share (the "Shares"), of

         Koll Real Estate Group Inc., a Delaware corporation (the

         "Company").  Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule

         13D.

                   Item 5.  Interest in Securities of the Issuer.


                   The information set forth in Item 5 ("Interest in

         Securities of the Issuer") of the Schedule 13D is hereby

         amended and supplemented by adding the following information to the respective paragraphs thereof.


                   (a)  As of the close of business on December 2,

         1994, the Partnership beneficially owns an aggregate of

         4,380,000 Shares, including 530,000 Shares owned directly by the Partnership and 3,850,000 shares of Preferred Stock owned directly by the Partnership which became convertible into

         Shares on July 16, 1994.  The Shares and Preferred Stock

         beneficially owned by the Partnership are approximately 8.9%

         of the Shares outstanding on November 11, 1994, including for purposes of this calculation 45,319,703 Shares outstanding as










         reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 filed with the Commis-

         sion and dated November 14, 1994, and, pursuant to Securities and Exchange Commission Rule 13d-3(d)(1)(i), 17 C.F.R.

           240.13d-3(d)(1)(i), the Preferred Stock owned by the

         Partnership.


                   (c)  Transactions in the Shares and the Preferred

         Stock in the past 60 days by the Partnership are set forth on

         Schedule A attached hereto and hereby incorporated herein by reference.  Except for such transactions, no other

         transactions in the Shares or the Preferred Stock have been effected during the past sixty days by the Partnership or, to its best knowledge, any Control Person.

































                                   SIGNATURE


                   After reasonable inquiry and to the best of my

         knowledge and belief, I certify that the information set

         forth in this statement is true, complete and correct.


                   Dated:  December 6, 1994



                                            MENTOR PARTNERS, L.P.


                                            By: /s/ Daniel R. Tisch
                                                Daniel R. Tisch
                                                Authorized Signature








































                                  SCHEDULE A*


         Transaction                                         Price per
         Date         Security   Purchase/Sale  No. Shares   Share**

         11/14/94     Pfrd Stock     Sale         10,000     $0.50

         11/14/94     Common Stock   Sale         30,000      0.50

         11/18/94     Pfrd Stock     Sale         50,000      0.50

         12/2/94      Pfrd Stock     Sale        250,000      0.5188

         12/2/194     Pfrd Stock     Sale        100,000      0.5625

         12/2/94      Common Stock   Sale        190,000      0.5329

























         ____________

         * All transactions were effected over the National Association of Securities Dealer Automated Quotation System.

         **        Exclusive of commissions, if any.